UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”) and in connection with such notice submits the following information:

Name:	Kayne Anderson BDC, LLC

Address of Principal Business Office:	811 Main Street 14th Floor Houston, Texas 77002

Telephone Number:	(713) 493-2020

Name and Address of Agent for Service of Process:	Cogency Global Inc. 850 New Burton Road, Suite 201 Dover, Delaware 19904

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Houston and the state of Texas on the 25th day of September 25, 2020.

Kayne Anderson BDC, LLC

/s/ Jarvis V. Hollingsworth
Name:	Jarvis V. Hollingsworth
Title:	General Counsel and Secretary

Attest:	/s/ Terry A. Hart
	Name:	Terry A. Hart
	Title:	Chief Financial Officer and Treasurer